FS Series Trust

201 Rouse Boulevard

Philadelphia, PA 19112

January 31, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Series Trust (the “Trust”) Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File No. 333-235668)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Pre-Effective Amendment to the Trust’s Registration Statement on Form N-14 (the “Pre-Effective Amendment”) be accelerated so that the Pre-Effective Amendment may be declared effective on February 4, 2020 or as soon thereafter as practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Trust acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Trust further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FS SERIES TRUST

/s/ Michael C. Forman

Name: Michael C. Forman

Title: Chief Executive Officer

ALPS DISTRIBUTORS, INC.

/s/ Steven B. Price

Name: Steven B. Price

Title: SVP & Director of Distribution Services